PATENTS

On April 30, 1996, the Company was issued a Compound and Method Patent (US # 005512122A) for the Luminite gel and the process by which it is applied onto vinyl. On January 4, 1999, the Company was issued a Compound and Method Patent (Canada # 2,126,104) for the Luminite gel and the process by which it is applied onto vinyl. The Company also has been issued patents in Europe (#93922873.0) and in Australia (#51735/93). Abstract: Luminite is a printing compound and method of producing three-dimensional signs and lettering and Braille reading materials. The printing compound includes an ultraviolet radiation curable resin and a filler mixed with the resin to form a paste. The resin can be an acrylated urethane oligomer or an epoxidized oil. The compound is applied to a substrate manually or by a computer controlled dispensing apparatus. The compound is subjected to ultraviolet radiation to cure quickly allowing for mass production.